

Mail Stop 3561

August 24, 2018

Jiong Shao
Chief Financial Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re:** **Sorrento Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-36150**

Dear Mr. Shao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining